                                                    ----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                UNITED STATES                       OMB Number:        3235-0145
      SECURITIES AND EXCHANGE COMMISSION            Expires:   December 31, 1997
            Washington, D.C. 20549                  Estimated average burden
                                                    hours per response.... 14.90
                                                    ----------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       (Amendment No.  1 ) *
                                      ---

                          Cubist Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    229678107
                  ---------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)

--------------------------------------------------------------------------------

     CUSIP No.  229678107             13G              Page   2  of   5   Pages
                --------------                              -----   ----

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PHILIP GREER

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)
                                                                       (b) /X/

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK

--------------------------------------------------------------------------------

                                  SOLE VOTING POWER
                             5
                                  -0-
          NUMBER OF        -----------------------------------------------------
           SHARES                 SHARED VOTING POWER
        BENEFICIALLY         6
          OWNED BY                792,306
            EACH           -----------------------------------------------------
          REPORTING               SOLE DISPOSITIVE POWER
           PERSON            7
            WITH                  -0-
                           -----------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                             8
                                  792,306

--------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
         792,306


--------------------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
         X

--------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          9.47%

--------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON *
12
         BD, IA

--------------------------------------------------------------------------------

Cusip No. 229678107                                                Page 3 of 5

Item 1(a).     Name of Issuer:  Cubist Pharmaceuticals, Inc.
               --------------

Item 1(b).     Address of Issuer's Principal Executive Office:
               ----------------------------------------------

               24 Emily Street
               Cambridge, MA 02139

Item 2(a).     Name of Person Filing:
               ---------------------

               Philip Greer, individually and on behalf of WPG Venture Partners II, L.P. ("WPGVP"), the sole General Partner of Weiss, Peck & Greer Venture Associates II, L.P. ("WPGVA") and WPG Enterprise Fund, L.P. ("Enterprise"), and on behalf of WPG Venture Advisors, L.P. ("Advisor"), the Advisor of Weiss, Peck & Greer Venture Associates II (Overseas), LP., a Cayman Islands Corporation ("WPGVAO").

Item 2(b).     Address of Principal Business Office, or if None, Residence:
               -----------------------------------------------------------

               555 California Street, Suite 3130
               San Francisco, CA 94104

Item 2(c).     Citizenship:
               -----------

               Weiss, Peck & Greer, L.L.C. ("WPG") is a limited liability company, organized under the laws of the State of Delaware. Philip Greer is a citizen of the United States.

Item 2(d).     Title of Class of Securities:  Common Stock
               ----------------------------

Item 2(e).     CUSIP Number:  229678107
               ------------

Item 3.        If this statement is Filed Pursuant to Rules 13d-1(b) or
               --------------------------------------------------------
               13d-2(b), Check Whether the Person Filing is a:
               ----------------------------------------------

               (a)     ( X )    Broker or Dealer registered under Section 15 of
                                the Securities Exchange Act of 1934 (the "Act")
               (b)     (   )    Bank as defined in Section 3(a)(6) of the Act
               (c)     (   )    Insurance Company as defined in Section 3(a)(19)
                                of the Act
               (d)     (   )    Investment Company registered under Section 8 of

                                the Investment Company Act of 1940
               (e)     ( X )    Investment Adviser registered under Section 203
                                of the Investment Advisers Act of 1940
               (f)     (   )    Employee Benefit Plan, Pension Fund which is
                                subject to the provisions of the Employee
                                Retirement Income Security Act of 1974 or
                                Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)
               (g)     (   )    Parent Holding Company, in accordance with Sec.
                                240.13d-1(b)(ii)(G) (Note: See Item 7)
               (h)     (   )    Group, in accordance with paragraph 240.13d-1(b)
                                (1)(ii)(H)

Cusip No. 229678107                                                Page 4 of 5


Item 4(a)-(c). Ownership:
               ---------

               The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 8,370,000 shares reported to be outstanding by Cubist Pharmaceuticals, Inc. at December 31, 1997.

               As of December 31, 1997, WPGVA, Enterprise and WPGVAO owned of record 304,404 shares, 421,190 shares and 66,712 shares, respectively, of Cubist Pharmaceuticals, Inc. common stock ("Common Stock"). The shares owned by WPGVA and Enterprise may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPGVP, and the shares owned by WPGVAO may be deemed to be beneficially owned by Advisor. Mr. Greer, the managing partner of WPGVP and Advisor, may be deemed to be the beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

               Accordingly, by reason of the provisions of Rule 13d-3, as of December 31, 1997, Philip Greer may be deemed to own beneficially 792,306 shares of Common Stock or approximately 9.47% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPGVA, Enterprise and WPGVAO, except to the extent of his beneficial interest as a partner in WPGVP, Advisor or in WPG, a limited partner in WPGVA, WPGVAO and Enterprise.

               This Schedule 13G is not being filed with respect to the share of Cubist Pharmaceuticals, Inc., which may be owned of record by any general partner of WPGVP or General Partner of Advisor, other than Mr. Greer, since no such partner possesses or shares voting or investment power with respect to the shares. Each of such general partners disclaims ownership, pursuant to Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective general partner owns of record, or may be deemed to own by reason of his interest as a partner in the various partnerships described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.

Item 5.        Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               Not applicable.

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

               Not applicable.

Cusip No. 229678107                                                Page 5 of 5


Item 7.        Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:
               ---------------------------------------------------------

               Not applicable.

Item 9.        Notice of Dissolution of the Group:
               ----------------------------------

               Not applicable.

Item 10.       Certification:
               -------------

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by Philip Greer were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE
                                    ---------


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 1998

WEISS, PECK & GREER, L.L.C.

By: /s/ Richard Pollack
    -------------------
    Richard S. Pollack
    General Counsel

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Philip Greer, has made, constituted and appointed, and by these presents does make, constitute and appoint, Richard S. Pollack his true and lawful attorney-in-fact and agent, for him and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D and Schedules 13G, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

          The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

          WITNESS THE EXECUTION HEREOF this 9th day of February, 1998 by Philip Greer.

                                       /s/ Philip Greer
                                       ------------------------------------
                                       Philip Greer

STATE OF NEW YORK   )
COUNTY OF NEW YORK  )


                                       /s/ Michael E. Singer
                                       ------------------------------------
                                       Notary Public



                                               MICHAEL E. SINGER
                                        Notary Public, State of New York
                                                No. 02-ILLEGIBLE-10043204
                                          Qualified in New York County
                                        Commmission Expires May 8, 1999